EXHIBIT 99.7

Vodacom Group (Proprietary) Limited

for the year ended March 31, 2006
June 5, 2006

A CULTURE OF MOBILITY

Content

Leon Crouse
Chief Financial Officer

Financial review

Alan Knott-Craig
Chief Executive Officer

Operational highlights

Operational highlights

Alan Knott-Craig

Chief Executive Officer

Group highlights
For the year ended March 31, 2006 vs. prior year

Total customers

 23.5 million

51.9%

High gross connections: increase of 50.9% year on year to 11.8 million

Low churn: decrease of 7.2% points year on year to 19.6%

Revenue

R34.0 billion

24.6%

Profit from operations

 R8.9 billion

36.9%

Profit from operations
margin

 26.0%

2.3% pts

Net profit after tax

R5.1 billion

32.0%

Dividends

R4.5 billion

32.4%

Vodacom South Africa tariff reductions

13.4% - 21.6%

Business

17.2% - 35.2%

Weekender & Family

16.8% - 29.1%

Talk packages

Contract packages: Happy hours (Monday to Friday: 5pm – 8pm)

Vodacom South Africa tariff reductions (continued)

Data packages

54.2%

Happy hours

From 03/04 to 04/05 up to ±90% reduction in data tariffs

Currently in-bundle data ranging from R0.47 to R1.75 per MB

This will decrease to range from R0.39 to R1.40 from June 1, 2006

Peak On-net

Peak Off-net

Happy hours

8.0%

16.9%

4U Prepaid

41.6% - 51.3%

Vodago & Smartstep

Prepaid packages

Consistent delivery on strategy

Market penetration

Market share

The continuous introduction of
new high-utility services

High speed mobile data - HSDPA

Brand and distribution

Continued search for new
opportunities in Africa

Leveraging economies of scale

Optimising efficiencies

Productivity up 38.9% to 4,308
customers per employee

Revenue growth

Margin management

Strategy underpinned by:

Market leadership

Strong distribution

Strong brand

Vodacom South Africa customer registration

Proposed requirement

Obligation to register new and historic customers will become effective on June 30, 2006 in terms of the Regulation of Interception of Communications and Provision of Communication-
related Information Act (“RICA”)

Proposed RICA requirements

Prohibit use of handsets and SIM cards on network if not registered

Following information to be captured in respect of SIM cards and / or handsets:

- Full names and surname

- ID number

- Residential address and business and postal address

Face to face verification of details

Registration period of 12 months starting June 30, 2006 for total historical customer base

Mobile TV

Convergence of broadcasting and telecoms

Access to content very important

Mobile TV technologies

3G (± 13,000 customers watched Zuma verdict on their
Vodacom cellphones)

MBMS

DVB-H

Launched 3G Mobile TV in December 2005

Trial DVB-H, together with Multichoice

South Africa – market share 58%
Population 46.9 million, penetration 70.6%

3.0% pts

14.1%

11.1%

Capex as a % of revenue

24.1%

R31,069 million

R25,041 million

Revenue

30.0%

R8,602 million

R6,618 million

Profit from operations

14.7%

R139

R163

ARPU

42.3%

4,619

3,247

Customers per employee

17.0%

R1,257

R1,515

Capex per customer

49.3%

19.2 million

12.8 million

Total customers

2006

%
change

2005

Gross connections: 8.4 million prepaid and 702 thousand contract customers

Increase of 2% points in market share to 58%

9,140
6,180
4,998
3,495
3,038
Thousand
2002
2003
2004
2005
2006

19,162
12,838
9,725
7,874
6,557
Thousand
2002
2003
2004
2005
2006

Strong South Africa operational indicators

Gross connections up
47.9% year on year to a record
high of 9.1 million

Customers up 49.3% year on
year to 19.2 million

Total traffic increased
by 20.0% year on year to
17.1 billion minutes

South Africa gross connections

South Africa customers

%
61
57
54
56
58
2002
2003
2004
2005
2006

Customers (million)
5.1
6.6
10.8
6.0
7.9
13.9
8.4
9.7
18.1
10.2
12.8
23.0
13.9
19.2
33.1
2002
2003
2004
2005
2006
Other operators
Vodacom
Total

South Africa market estimated at 43 million by 2011

Vodacom strategically placed for
continued market leadership

Lowest cost operator

Extensive distribution

Market share defence

Key market and focus

Strong recognised brand

Established management team

Potential for further growth

Continued growth in voice revenues

Continued data and associated technologies
focus: 3G, HSDPA, BlackBerry®, Mobile TV and
Vodafone live!, etc

South Africa market share

Impressive mobile market growth

41.3
34.0
30.1
30.3
36.6
%
30.4
27.2
27.1
18.8
17.7
14.5
11.9
10.1
9.1
10.0
2002
2003
2004
2005
2006
Total churn
Contract
Prepaid

Improved South Africa churn

Contract churn slightly higher at
10.0%

Prepaid churn decreased
to 18.8%

Contract inactive customers
increased from 1.5% in
March 2005 to 2.4%

Prepaid inactive customers
increased from 9.0% in
March 2005 to 9.6% in March 2006

South Africa churn

560
629
634
624
572
Rand
182
183
177
163
139
93
90
90
78
69
2002
2003
2004
2005
2006
Total
Contract
Prepaid

Lower South Africa ARPU

Prepaid ARPU decreased
11.5% year on year to R69

Contract ARPU decreased
8.3% year on year to R572

Total ARPU decreased
14.7% year on year to R139

Lower incoming revenue per customer

Lower average usage

Customer mix

South Africa ARPU per month

Thousands
6.7
10.5
18.7
25.3
37.8
Apr-05
Jun-05
Sep-05
Dec-05
Mar-06

Thousands
8.0
31.7
102.4
138.8
351.4
Apr-05
Jun-05
Sep-05
Dec-05
Mar-06

3G and Vodafone live!

Over 32 thousand increase
in 3G Vodafone mobile
connect cards from March
2005 to 38 thousand

Over 179 thousand 3G active
handsets

Over 351 thousand Vodafone
live! users

Over 12 thousand Mobile TV
users

Vodafone live! users

3G Vodafone mobile connect cards

Tanzania – market share 58%
Population 39.2 million, penetration 9.2%

0.1% pts

24.3%

24.4%

Capex as a % of revenue

36.8%

R1,312 million

R959 million

Revenue

43.7%

R263 million

R183 million

Profit from operations

17.3%

R67

R81

ARPU

35.2%

4,774

3,532

Customers per employee

36.4%

R719

R1,131

Capex per customer

74.1%

2,091,000

1,201,000

Total customers

2006

%
change

2005

Substantial growth in customers and profitability

Competitive market

Regulatory and fiscal environment stabilised

Democratic Republic of Congo (DRC) – market share 48%
Population 59.5 million, penetration 5.5%

10.7% pts

20.5%

31.2%

Capex as a % of revenue

24.1%

R1,334 million

R1,075 million

Revenue

134.0%

R117 million

R50 million

Profit from operations

12.2%

R86

R98

ARPU

67.5%

3,279

1,958

Customers per employee

25.3%

R1,273

R1,705

Capex per customer

52.2%

1,571,000

1,032,000

Total customers

2006

%
change

2005

Entrenched market position in a competitive market

Upcoming elections

Challenging political and fiscal environment

Lesotho – market share 80%
Population 2.0 million, penetration 12.9%

7.9% pts

15.2%

7.3%

Capex as a % of revenue

24.1%

R170 million

R137 million

Revenue

104.0%

R51 million

R25 million

Profit from operations

15.2%

R78

R92

ARPU

31.6%

3,071

2,333

Customers per employee

23.8%

R1,092

R1,434

Capex per customer

40.1%

206,000

147,000

Total customers

2006

%
change

2005

Performance improved substantially

Significant growth in customers

Paid dividend of R7.5 million

Mozambique – market share 30%
Population 19.4 million, penetration 8.4%

53.0%

R1,235

R2,625

Capex per customer

32.9% pts

76.8%

109.7%

Capex as a % of revenue

53.4%

R 158 million

R103 million

Revenue

68.3%

(R144 million)

(R454 million)

Loss from operations

30.8%

R36

R52

ARPU

18.7%

2,885

2,431

Customers per employee

84.9%

490,000

265,000

Total customers

2006

%
change

2005

Competitive network coverage and quality

Significant growth in customers

Rebuilding distribution channel

Financial review

Leon Crouse

Chief Financial Officer

Accounting changes
For the year ended March 31, 2006

Note: Prior years restated according to latest IFRS requirements. Impact on profit from operations immaterial

2,123.3

IAS 38: Intangible assets: cost (at March 31,2005)

93.5

IAS 17: Leases (retained earnings)

139.0

IAS 19: Long-term incentives

(1,419.8)

                                        : accumulated depreciation

(26.1)

Current year adjustments:

(163.4)

IAS 16: Property, plant and equipment

(1.7)

IAS 17: Leases

Prior year adjustments (before taxation):

Profit from

operations

Balance

sheet

R million

Combined effect of IFRS changes had a positive impact of R26.1 million on current year profit from operations

Group income statements
Extracts for the years ended March 31,

119.8%

53

(268)

–

Impairment

32.0%

5,129

3,886

3,052

Net profit

(17.8%)

(3,078)

(2,613)

(1,722)

Taxation

(25.4%)

(22,234)

(17,725)

(15,098)

Operating expenses excluding depreciation,
amortisation and impairment

23.1%

11,809

9,590

7,757

EBITDA

(5.3%)

(2,996)

(2,844)

(2,532)

Depreciation and amortisation

36.9%

8,866

6,478

5,225

Profit from operations

n/a

(659)

21

(451)

Net finance (costs) / income

26.3%

8,207

6,499

4,774

Profit before tax

24.6%

34,043

27,315

22,855

Revenue

2005

%
change

2006

2004

R million

Depreciation and amortisation excluding IAS 16 adjustment: R3.2 million; an increase of 11.1%

Effective tax rate 37.5% vs. 40.2% prior year

Group revenue
By country

24.1%

1,334

1,075

476

DRC

24.1%

31,069

25,041

21,350

South Africa

24.6%

34,043

27,315

22,855

53.4%

158

103

13

Mozambique

24.1%

170

137

119

Lesotho

36.8%

1,312

959

897

Tanzania

2005

%
change

2006

2004

R million

Revenue driven by strong customer growth

Other African operations contributed 8.7% (2005: 8.3%)

Group revenue
Revenue composition

9.5%

971

887

659

International airtime

48.3%

3,986

2,687

2,275

Equipment sales

13.0%

6,697

5,924

5,785

Interconnection

24.1%

20,085

16,191

12,738

Airtime, connection & access

24.6%

34,043

27,315

22,855

(7.0%)

266

286

359

Other sales & services

52.1%

2,038

1,340

1,039

Data revenue

2005

%
change

2006

2004

R million

3.2%
1.0%
9.8%
21.7%
59.4%
4.9%
2.9%
0.8%
11.7%
19.7%
58.9%
6.0%
Airtime, connection and access
Data revenue
Interconnection
Equipment sales
International airtime
Other sales and services

Group revenue
By revenue type

Revenue analysis –  2006

R34,043 million

Revenue analysis –  2005

R27,315 million

Airtime contribution down 0.5% points; revenue up 24.1% to R20.1 billion

Interconnect contribution down 2.0% points; revenue up 13.0% to R6.7 billion

Data contribution up 1.1% points; revenue up 52.1% to R2.0 billion

3.6%
1.2%
24.1%
5.4%
65.7%
3.2%
0.9%
22.3%
6.8%
66.8%
Airtime, connection and access
Data revenue
Interconnection
International airtime
Other sales and services

Group revenue (excluding equipment sales)
By revenue type

Revenue analysis –  2006

R30,057 million (excluding equipment sales)

Revenue analysis –  2005

R24,628 million (excluding equipment sales)

Airtime contribution up 1.1% points; revenue up 24.1% to R20.1 billion

Interconnect contribution down 1.8% points; revenue up 13.0% to R6.7 billion

Data contribution up 1.4% points; revenue up 52.1% to R2.0 billion

R million
943
91
5
1,246
74
20
1,886
108
44
2004
2005
2006
South Africa
Tanzania
Other

Data revenue growth
By country

South Africa data revenue up 51.4%, due to customer growth and new technologies
(3G, HSDPA, Vodafone live!, BlackBerry®, Mobile TV)

Tanzania data revenue up 45.9% due to customer growth and increased data spend by customers

51.4%

year on
year

45.9%

year on
year

120.0%

year on
year

R million
5,691
6,703
7,757
9,590
11,809
2002
2003
2004
2005
2006

%
35.6
35.4
28.0
39.4
SA
Tanzania
DRC
Lesotho

EBITDA growth and margin analysis

EBITDA margin by country

Strong EBITDA performance

Increased 23.1% year on year to R11.8 billion

EBITDA margin decreased 0.4% points year on
year to 34.7%

EBITDA margin 39.9%, when excluding cellular
phone and equipment sales

South Africa EBITDA

Increased 22.9% year on year to R11.1 billion

EBITDA margin decreased 0.3% points year on
year to 35.6%

Improved EBITDA for other African
operations

Increased 45.3% year on year to R0.8 billion

Contributed 6.6% of total vs. 5.6% for the same
period in the previous financial year

Mozambique EBITDA is negative R129 million

23.1%
year on
year

EBITDA

7.9%
7.0%
14.9%
52.7%
17.5%
7.5%
8.1%
11.7%
54.3%
18.4%
Direct network operating costs
Payments to other operators
Depreciation, amortisation and impairment
Staff expenses
Other

Group operating expenses
By expense type

Operating expense analysis – 2006

R 25,177 million

Operating expense analysis – 2005

R20,837 million

Direct network operating cost contribution up by 1.6% points; costs up 24.6% to R13.7 billion

Payments to other operators contribution up 0.9% points; costs up 26.9% to R4.6 billion

Depreciation, amortisation and impairment contribution down 3.2.% points;
costs down 5.4% to R2.9 billion. Impairment R268 million vs. R53 million net reversal

R million
12,534
15,083
17,630
20,837
25,177
2002
2003
2004
2005
2006

%
77.6
77.7
77.1
76.3
74.0
2002
2003
2004
2005
2006

Group operating expenses

Depreciation, amortisation and
impairment
Decreased with 5.4% year on year to R2.9 billion

Staff expenses

Increased 23.5% to R2.0 billion

Total headcount increased by 9.3% to 5,459

Cost of connection and retention up 25%

Expenses, excluding depreciation,
amortisation and impairment up 25.4%

Cost associated with new technologies
such as transmission and Vodafone
partnership costs – full year effect

Operating expenses

Operating expenses as a
percentage of revenue

20.8%

year on
year

Group profit from operations
By country

134.0%

117

50

10

DRC

n/a

(23)

56

(105)

Holding companies

43.7%

263

183

135

Tanzania

2.3% pts

26.0%

23.7%

22.9%

Profit from operations margin (%)

36.9%

8,866

6,478

5,225

68.3%

(144)

(454)

(88)

Mozambique

104.0%

51

25

1

Lesotho

30.0%

8,602

6,618

5,272

South Africa

2005

%
change

2006

2004

R million

Customer growth of 51.9% to 23.5 million

Revenue growth of 24.6% vs. operating expenses growth of 20.8%

R million
3,621
4,327
5,225
6,478
8,866
2002
2003
2004
2005
2006

%
22.4
22.3
22.9
23.7
26.0
2002
2003
2004
2005
2006

Profit from operations and margin

Profit growth of 36.9% year on year to
R8.9 billion

South Africa (30.0% year on year growth to
R8.6 billion)

Exceptional customer growth of 49.3%

Operating expenses increased 22.7% vs. revenue
growth of 24.1%

Tanzania (43.7% year on year growth)

74.1% growth in customers

Profit margin increased to 20.0% (2005: 19.1%)

DRC (134.0% year on year growth)

52.2% growth in customers

Profit margin increased to 8.8% (2005: 4.7%)

Lesotho (104.0% year on year growth)

40.1% growth in customers

Profit margin increased to 30%

Mozambique (68.3% year on year smaller loss)

84.9% increase in customers

Net impairment reversal of R53 million

Profit from operations margin

Profit from operations

3,986
2,687
2,275
1,895
1,627
R million
2002
2003
2004
2005
2006

2,859
2,758
2,366
2,053
1,954
R million
2002
2003
2004
2005
2006

Factors affecting trends and margins

Low margin equipment sales

58.3% year on year increase in equipment
sale volumes to 3.8 million units

South Africa net interconnect
revenue decreased 4.8% year on
year to R1.9 million

Margin dropped by 6.6% pts to 33.7%

Gross South Africa customer
connections of 9.1 million

Prepaid customer connections of 8.4 million;
an increase of 51.3%

Contract customer connections of 0.7 million;
an increase of 15.1%

Gross other African customer
connections of 2.7 million, an
increase of 67.1% year on year

Equipment sales revenue

South Africa net interconnect

48.3%
year on
year

4.8%
year on
year

Minutes (million)
12,172
14,218
17,066
2004
2005
2006

Factors affecting trends and margins (continued)

South Africa traffic mix

Outgoing traffic increased 23.0% year on year to
11.4 billion minutes

Incoming traffic increased 14.5% year on year to
5.7 billion minutes

Mobile to mobile traffic increased 26.1 % to
13.5 billion minutes

Mobile / fixed traffic increased 1.7 % to
3.6 billion minutes

On-net traffic increased by 30.7% to 6.5 billion
minutes

Highly competitive markets

Total South Africa traffic

20.0%
year on
year

(14.7%)
(5.2%)
(9.5%)
ARPU
Impact of customer mix on ARPU
Average revenue

(8.3%)
(10.4%)
2.1%
ARPU
Impact of customer mix on ARPU
Average revenue

South Africa ARPU per month
Customer mix impact on total and contract ARPU

Total ARPU decreased by
14.7% from R163 to R139 per
month year on year

South Africa total ARPU per month

South Africa contract ARPU per month

Contract ARPU decreased by
8.3% from R624 to R572 per
month year on year

4,619
4,774
3,247
3,532
3,279
3,071
2,885
1,958
2,333
2,431
SA
Tanz
DRC
Les
Moz
2005
2006

25.3
17.5
12.6
12.8
15.1
%
2002
2003
2004
2005
2006

Productivity measures

Consolidated customers
per employee

      Increased 38.9% year on year to 4,308 based
on 5,459 employees

Consolidated gross capex as a % of
revenue increased to 15.1% from
12.8% for the same period in the
previous financial year

Investment in new technologies

Increased capacity

Customers per employee

Gross capex additions as a % of revenue

11,090
10,012
7,597
R million
2004
2005
2006

3,881
3,211
2,990
R million
2004
2005
2006

Strong cash generation

EBITDA increase of R2.2 billion

Cash generated from operations
increased 10.8% to R11.1 billion

Increase in capex spend of
R1.5 billion to R4.8 billion

Phasing of working capital

Free cash flow decreased
17.3% to R3.2 billion

Cash generated from operations

Free cash flow

0.9%
3.3%
9.6%
6.7%
79.5%
2.4%
0.8%
5.3%
6.2%
85.3%
South Africa
Tanzania
DRC
Mozambique
Lesotho and holding companies

Capex additions and composition
Including software

Capex gross additions – 2006
R5,138 million

Capex gross additions – 2005
R3,494 million

Capex as a % of revenue at 15.1% vs. prior year of 12.8%

South Africa capex gross additions increased 57.9% to R4.4 billion

Other African capex additions increased 6.3% to R0.7 billion

3G / HSDPA spend  of R903 million vs. prior year of R272 million

Net debt maturity profile

4,416

3,855

Gross debt

1,817

1,386

Bank overdrafts

1,361

1,343

-

-

-

-

-

1,343

DRC

7

39

-

-

-

-

-

39

Other

709

(3,146)

2,469

4

275

808

Total
2006

2,599

253

162

99

192

114

1,649

Debt excluding bank overdrafts

(3,990)

Bank and cash balances

-

-

192

2009

-

-

114

2008

-

-

99

2010

4

184

79

2007

4

-

-

Lesotho

426

Net debt

369

91

-

Tanzania

858

162

162

South Africa – finance leases

Total

2005

>2012

2011

March 31,
R million

Final dividend of R2.8 billion paid on April 5, 2006

40.9%
59.1%
43.5%
56.5%
Foreign denominated
ZAR denominated

Debt composition

Gross debt composition
including bank overdrafts – 2006

R3,855 million

Gross debt composition
including bank overdrafts – 2005

R4,416 million

Net debt to equity ratio 8.2% (2005: 5.4%)

Foreign denominated ring-fenced of R184 million and
foreign denominated, not ring-fenced R1,492 million

Adjusting for dividends and STC on dividends payable:
net debt to equity ratio of 45.9% (2005: 32.0%)

R million
600
1,500
1,600
1,800
1,700
2,800
2004
2005
2006
Interim dividend
Final dividend

Shareholder distributions
Excluding interest on shareholders’ loans

32.4%
year on
year

The level of future dividend payments is dependent on the extent of investment activities

61.9%
year on
year

Questions?

Group balance sheets
Extracts at March 31,

20.8%

13,860

11,474

10,252

Current liabilities

9.6%

24,768

22,595

20,174

Total equity and liabilities

(30.8%)

2,236

3,233

2,318

Non-current liabilities

9.9%

8,672

7,888

7,604

EQUITY AND LIABILITIES

Capital and reserves

9.6%

24,768

22,595

20,174

Total assets

(0.2%)

8,689

8,706

7,323

Current assets

15.8%

16,079

13,889

12,851

ASSETS

Non-current assets

2005

%
change

  2006

2004

R million

Group cash flow statements
Extracts for the years ended March 31,

(19.0%)

1,760

2,173

1,598

Cash and cash equivalents at the
end of the year

(166.7%)

(16)

(6)

(42)

Effect of foreign exchange rate changes

36.0%

2,173

1,598

648

Cash and cash equivalents at the
beginning of the year

(168.3%)

(397)

581

992

Net increase in cash and cash
equivalents

45.1%

(107)

(195)

(798)

Net cash flows utilised in
financing activities

(42.0%)

(4,791)

(3,374)

(3,000)

Net cash flows utilised in investing
activities

8.5%

4,501

4,150

4,790

Net cash flows from operating activities

10.8%

11,090

10,012

7,597

Cash generated from operations

  2005

%
change

2006

2004

R million

Disclaimer

This presentation has been prepared and published by Vodacom Group (Proprietary) Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.

The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in any way derogating from the generality of the foregoing, it should be noted that:

Many of the statements included in this presentation are forward-looking statements that involve risks and / or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in its expectations.

Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this presentation.